John Mahon	Writer’s E-mail Address
202.729.7477	John.Mahon@srz.com

November 22, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:                             NMF Senior Loan Fund I, Inc.

Notice of Intent to Elect to be Subject to Sections 55 through 65 of the Investment Company Act of 1940, as amended, on Form N-6F

Registration Statement on Form 10

Ladies and Gentleman:

On behalf of NMF Senior Loan Fund I, Inc. (the “Company”), we are transmitting for filing with the Securities and Exchange Commission the Company’s Notice of Intent to Elect to be Subject to Sections 55 through 65 of the Investment Company Act of 1940, as amended (the “1940 Act”), on Form N-6F, pursuant to Section 6(f) of the 1940 Act, as well as a Registration Statement on Form 10 (the “Registration Statement”) pertaining to the registration of the Company’s common stock under the Securities Exchange Act of 1934, as amended.

*          *          *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 729-7477.

Sincerely,

/s/ John J. Mahon

John J. Mahon

cc:        Robert A. Hamwee, Chief Executive Officer / NMF Senior Loan Fund I, Inc.